Direct Owners/Executive Officers

Organization CRD Number: 171752

Organization Name: KEZAR TRADING, LLC

Organization SEC Number: 8-69476

Applicant Name: LEVEL MARKETS, LLC

No IA Record

Full Legal Name	Domestic, Foreign, Individual	Status	Date Status Acquired	Ownership Code	Control person	Public Reporting Company	CRD#, EIN, SSN, IRS#
~~STUPAY, MICHAEL ELLIOT~~	~~Individual~~	~~FINOP,PRINCIPAL OPERATIONS OFFICER, PRINCIPAL FINANCIAL OFFICER~~	~~03/2022~~	~~Less than 5%~~	~~N~~	~~N~~	~~2287906~~
CRANE, LINDA SALIERNO	I	FINANCIAL OPERATIONS PRINCIPAL	10/2026	NA	N	N	4374198
LEVEL HOLDINGS, LLC	Domestic Entity	OWNER	03/2022	75% or more	Y	N	20-1926812
MIELE, STEPHEN R	Individual	CHIEF EXECUTIVE OFFICER	03/2022	Less than 5%	Y	N	2645590
DOLAN, JAMES CHRISTOPHER	Individual	CHIEF COMPLIANCE OFFICER	09/2015	Less than 5%	Y	N	3219968
HAGEN, DAVID WALTER	Individual	CHIEF PRODUCT OFFICER	03/2022	Less than 5%	N	N	2101752
LINARES, JOHN FITZGERALD	Individual	GENERAL COUNSEL, CORPORATE SECRETARY	03/2022	Less than 5%	N	N	3104547